May 28, 2008

Charles H. Cannon, Jr.
Chief Executive Officer and President
John Bean Technologies Corporation
200 East Randolph Drive
Chicago, Illinois 60601

> **Re: John Bean Technologies Corporation**
> **Registration Statement on Form 10**
> **Filed April 30, 2008**
> **File No. 001-34036**

Dear Mr. Cannon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the market and industry data and other statistical information used throughout your information statement. Please provide us with support for the market opportunity data you have included in your prospectus. Clearly mark the relevant sections that support the data you have included and the page number of your information statement where such data has been used. Please also tell us:

- how you confirmed that the data used in your prospectus reflects the most recent available information;
- whether all the data is publicly available;
- whether you paid for the compilation of any of the data;

- whether any data was prepared for use in the registration statement; and
- whether the authors of the data consented to your use of it in the registration statement.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Questions and Answers…, page iii

Can FMC Technologies decide to cancel…?, page iv

2.   Please expand the answer to your question to disclose the business conditions that would cause your board of directors to not complete the spin-off.

Do you intend to pay dividends…, page v

3.   We note that you intend to pay dividends. Please disclose the effect that your dividend payment may have, if any, on the amount of dividends now being paid by FMC Technologies. For example, please clarify if FMC Technologies intends to adjust its current dividend so that stockholders who retain their shares of FMC Technologies and John Bean Technologies shares will receive, in the aggregate, the same dividend dollars as before the spin-off.

Our Strengths, page 1

4.   Please clarify your statement in the first bullet point that you provide "high-value" solutions, and your belief that you have "#1 or #2 market positions" by disclosing whether you use sales or another indicator to determine market position.

Risk Factors, page 9

Customer sourcing initiatives…, page 13

5.   Please clarify how customer use of online auctions or off-shore engineering is a risk to your business. For example, will your customers use online auctions to purchase equipment instead of purchasing it from you? If so, since you disclose in the "Business" section of your information statement that you provide customized products, please further explain how online auctions can be a source of competition.

The Spin-Off, page 26

6.   Please specify what other consents and regulatory approvals you are referring to in the first sentence of the second paragraph.

All stockholders should consult…, page 28

7.   We note your disclosure in the third paragraph on page 29 that FMC
        Technologies stockholders may make the described designation "provided that
        such designation is consistent with the terms of the spin-off." Please clarify what
        this means and how stockholders will know whether their designations are
        consistent with the terms of the spin-off.

Capitalization, page 33

8.   Please revise to remove the caption relating to cash from your presentation of
        capitalization.

Unaudited Pro Forma Combined Financial Data, page 34

9.   Please tell us your consideration of the usefulness of providing earnings per share
        based on the guidance in Article 11-02(b)(7)(8) of Regulation S-X.

Management's Discussion and Analysis…, page 40

Cautionary Note Regarding Forward-Looking Statements, page 40

10.   Please remove any references to the safe harbor for forward-looking statements as
        the statutory safe harbors adopted as part of the Private Securities Litigation
        Reform Act of 1995 do not apply to statements made in connection with
        registration statements of new issuers.

Corporate Items, *Outlook for 2008*, page 45

11.   We note you expect corporate items to remain about even with prior year levels.
        Please reconcile this with the disclosure on page 34, that you "currently believe
        the estimate for the costs of these services could be approximately $12 million to
        $13 million in 2009" or approximately $2 million higher then prior year. Please
        revise or advise.

Liquidity and Capital Resources, page 49

12.   You disclose in the second risk factor on page 18 that you have a significant
        amount of indebtedness relative to your equity. Please expand your discussion in
        this section to address the substantial indebtedness that you will have at the time
        of the spin-off and describe the effect of that indebtedness on your liquidity.

Contractual Obligations and Off-Balance Sheet Arrangements, page 51

13.   Regarding the off-balance sheet arrangements you list in your table on page 51, please disclose the nature and business purpose of those arrangements, their importance to your liquidity, as well as any other disclosures required under Item 303(a)(4) of Regulation S-K.

Executive Compensation, page 81

Cash Pay Elements—Base Pay, page 85

14.   Please clarify how the annual market surveys are used to set the merit increase guidelines.

Cash Pay Elements—Annual Non-Equity Incentive Compensation, page 86

15.   Please refer to the second sentence of the first paragraph in this section. Disclose how the compensation percentage was determined for each named executive officer and how the salary grade affected that percentage.

16.   Your indicate that you have omitted certain of the API objectives from the table on page 87 because you believe disclosure of those objectives would cause competitive harm. Please provide us with a detailed explanation supporting your conclusion that the omitted API objectives are properly excluded under Instruction 4 to Item 402(b) of Regulation S-K and would not be material to an investor's understanding of your executive compensation. To the extent that it is appropriate to omit specific targets or performance objectives, you are required by Instruction 4 to provide appropriate disclosure. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

17.   The introductory paragraph to your table caption "2007 API Performance" indicates that the table lists the objectives that your named executive officers had and their performance against those objectives. We note, however, that the disclosure in the table seems to only provide the objectives that were accomplished. Please reconcile and clarify whether all objectives were met.

18.   You disclose in the second paragraph on page 88 that for fiscal year 2008 you will use BPI targets based on EBIT, rather than the EBITDA targets used by FMC Technologies in fiscal year 2007. Please discuss and analyze the reasons for the changes in your targets. In addition, disclose what makes up the API rating.

Equity Compensation Practices, page 89

19.   Please discuss and analyze the reasons that your equity compensation awards will primarily be in the form of restricted stock rather than other forms of equity compensation.

Non-Qualified Deferred Compensation Table, page 103

20.   Please tell us why the amounts in column (c) of your table do not reconcile to the amounts in the "Company Contributions and Other Allocations to Vested and Unvested Defined Contribution Plans" row in the table on page 97.

Description of Indebtedness, page 125

21.   Please disclose the purposes of the $200 million dividend to FMC Technologies.

Combined Financial statements of John Bean Technologies Corporation, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

22.   Your reports from your independent registered public accounting firm are not signed. Please amend this registration statement to include signed reports.

Note 1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-7

23.   We note that your financial presentation is based on combined financial statements. Please explain to us why you concluded that combined financial statements are more meaningful to the readers of the financial statements than consolidated financial statements. In your explanation, also include the circumstances involved in any departure from the normal practice of consolidating. For further guidance, refer to Rules 210.3A-02 and 210.3A-03 of Regulation S-X. Expand your disclosure to address our concern.

Note 8. Stock-Based Compensation, page F-20

24.   We note that you used a Monte Carlo simulation and a Black-Scholes option pricing model to estimate the fair value of market-based awards and stock options, respectively. For each method you use, please expand your disclosure to describe significant assumptions used to estimate the fair value including expected terms, expected volatility, expected dividends, risk-free rates, and discount for post-vesting restrictions and the method for estimating it. For further guidance, refer to paragraph A240.e. of SFAS 123(R).

25.   In this regard, please expand to include all other minimum disclosures required under paragraph A240 of SFAS 123(R) and SAB Topic 14, as appropriate.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman at (202) 551-3645 or Branch Chief Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Sarah Gabriel, Esq.
        Kirkland & Ellis LLP